89840332

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                          THE COOPER COMPANIES, INC.
                               (Name of Issuer)


                         Common Stock, $.10 par value
                        (Title of Class of Securities)


                                  216648 10 5
                                (CUSIP Number)


                             Louis A. Craco, Esq.
                           Willkie Farr & Gallagher
                              One Citicorp Center
                             153 East 53rd Street
                           New York, New York 10022
                                 (212) 821-8000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 18, 1995
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

          Check the following box if a fee is being paid with the statement[ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steven Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    420,345

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            420,345

                         10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          420,345

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%

14.  TYPE OF REPORTING PERSON*
          IN
















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SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [X]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    492,561

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                        113,553
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            492,561

                         10.  SHARED DISPOSITIVE POWER

                                    113,553

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          606,114

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.8%

14.  TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Karen Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                     None

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                        113,553
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             None

                         10.  SHARED DISPOSITIVE POWER

                                    113,553

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          113,553

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3%

14.  TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brad Singer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    63,633

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            63,633

                         10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          63,633

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%

14.  TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D

CUSIP No. 216648-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norma Brandes

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a    [X]
                         b    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                             7.  SOLE VOTING POWER

                                    358,145

 NUMBER OF                  8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                         None
 OWNED BY
   EACH                   9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            358,145

                         10.  SHARED DISPOSITIVE POWER

                                     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          358,145

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%

14.  TYPE OF REPORTING PERSON*
          IN
















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          The Statement on Schedule 13D, dated April 26, 1991, as amended and restated by Amendment No. 4 dated December 21, 1994, on behalf of the Reporting Persons identified above is further amended as set forth below. Unless otherwise defined herein, terms used in this Amendment No. 5 which are defined in Amendment No. 4 shall have the respective meanings as set forth in Amendment No. 4.


Item 5.   Interest in Securities of the Issuer.

          Item 5 (a), (b), (c) and (e) is hereby amended and supplemented as follows:

          (a) and (b) As of the date of this Amendment No. 5, the Reporting Persons beneficially owned as follows 1,451,394 Shares, representing, in the aggregate, 4.3% of the 33,880,111 Shares confirmed by the New York Stock Exchange, Inc. as outstanding as of September 30, 1994.

     Reporting Person    Number of Shares    % of Outstanding

     Gary Singer               492,561            1.5

     Karen Singer              113,553            0.3

     Norma Brandes             358,145            1.1

     Steven Singer             423,502            1.3

     Brad Singer                63,633            0.2

          Total              1,451,394

Except for the Shares beneficially owned by Karen Singer, each of the Reporting Person has sole voting and dispositive power with respect to the Shares reported as owned by him or her. Gary Singer may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by Karen Singer.

          Except with respect to shared beneficial ownership reported above, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other Reporting Person. In addition, the Shares beneficially owned by Gary and Karen Singer are subject to the Stipulation.

          (c) During the past 60 days, Brad Singer sold Shares in open market transactions on the dates and at the prices listed below:





















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Date                Amount Sold                   Price

December 28, 1994        18,700                 $ 2 1/4
January 5, 1995          20,000                   2 1/4
January 6, 1995           6,100                   2 1/4
January 9, 1995          10,000                   2 1/4
January 10, 1995        118,145                   2 1/4

          During the past 60 days, Norma Brandes sold Shares in open market transactions on the dates and at the prices listed below:

Date                Amount Sold                   Price

January 10, 1995         31,855                 $ 2 1/4
January 11, 1995         75,000                   2 3/8
January 13, 1995         12,200                   2 5/8
January 16, 1995         25,000                   2 5/8
January 18, 1995         25,000                   2 5/8

Except as set forth above, no transactions in the Shares have been effected by any of the Reporting Persons during the past 60 days.

          (e) On January 10, 1995, the Reporting Persons ceased to be the beneficial owners of more than five percent of the 33,880,111 Shares confirmed by the New York Stock Exchange, Inc. as outstanding as of September 30, 1994.










































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                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 1995


                                   /s/ Brad Singer
                                       Brad Singer


                                   /s/ Gary Singer
                                       Gary Singer


                                   /s/ Karen Singer
                                       Karen Singer


                                   /s/ Steven Singer
                                       Steven Singer


                                   /s/ Norma Brandes
                                       Norma Brandes